Hiveskill LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2022		Year Ended December 31, 2021	
Revenue	$	-	$	100
Expenses:				
Contract labor		46,266		10,000
Bank fees & service charges		115		90
Marketing		36,367		-
Software		10,575		-
Total expenses		93,323		10,090
Net income	$	(93,323)	$	(9,990)